Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on a 21Rates – Bitcoin Treasury M&A Podcast by Matthew Cole, Chief Executive Officer, of Strive, Inc. (“Strive”), on September 26, 2025. A link to the podcast is here: https://x.com/21RatesHQ/status/1971639612021133591

21Rates – Bitcoin Treasury M&A

Fri, Sep 26, 2025 3:07PM • 34:15

Jordy Flournoy  00:00

Not only Bitcoin, but Bitcoin Treasury companies to come in and ask questions. Really be the voice, and we really appreciate you, Matt, for coming on and jockeying with us and answering these questions. So welcome.

Matt Cole  00:13

This is an important format, so glad to be here.

Jordy Flournoy  00:15

Guys, awesome. Let's kick it off. Avi, you can kind of jump in and start with, what do you want to ask? Matt,

Matt Cole  00:29

obvious, you're, I can't hear you.

Avi Mash  00:33

Checking one two, good, good. It's Friday, guys. Uh, Matt, thanks again for popping on. I know we had met couple times now, but mostly in Asia and Hong Kong. And as we were talking about before we hopped on here, things are moving so fast when you blink. You know, there's a lot more to talk about, obviously. And so I actually pulled up a quote from you from May, where you were talking about beyond just holding Bitcoin for these Bitcoin treasuries, right? You said, by contrast, alpha generating Bitcoin accumulation strategies are designed to drive sustained out performance relative to Bitcoin itself, which requires a new valuation framework. And then you go on and talk about how companies could go on and make acquisitions. And now, for those joining us real time who have not seen the news, the acquisition of Semler scientific being massive. So a lot to unpack there. I know you've been on a few other podcasts, so we're going to try to avoid questions that have been asked before. But to that point, can you just talk like very high level and what you just mentioned too, prior to my question about this digital transformation of not being able to go talk to Tim Cook from Apple, you know, and the shareholders never get this opportunity. So, super cool. What you guys are doing as Bitcoin Treasury companies, you have been amazing by hopping on these podcasts. So, yeah, I know I just mentioned a lot. So let's start with, like, the the overall concept of operational Bitcoin companies and this acquisition of Semler, yeah.

Matt Cole  02:00

So, so on the on the digital transformation of communications point, you know, I think it's this is where the future will be for s, p5, 100 companies in the future, that it won't be acceptable, in my view, for an investor to have a CEO, a leadership team that just sits behind and communicates once a quarter or once a year, tell people, I think people are going to want real time communications. We are in a digital information era. Obviously AI is picking up and be is able to process information in real time. And I think it is completely reasonable and should be expected for those communications to improve. And so I think you're seeing that in Bitcoin Treasury companies, because these are Bitcoiners that are native to x, native to talking to our internet friends all the time, and now we're in positions of leadership of publicly traded companies. But I think what you're going to see is that as that excels in it and it succeeds, that other companies are going to start to fast follow in improved communications, pointing to this as as the model. So that's, that's the point on on digital, on communications for Bitcoin Treasury companies, and where I think that goes from here. As far as you know, the acquisition was Semler and unlocking Alpha. Look, I mean any M and A activity by definition needs to be a win, win, right? So, so to find M and A and to be good at M A, you need to be really good at structuring the deal. That's win, wins for both Sure. Strive did that with its reverse merger with asset entities and with Semler there was a couple of different dynamics to that. And I think what's been really well covered is the Bitcoin side, and why, elevating the Bitcoin staff, combined with the clean debt structure of Strive, can really elevate into the leadership position on the preferred equity side, which I think is the future for Bitcoin Treasury companies and like the most important thing and the thing that we can even lead, what strategies ambitions are. But what I think has been under appreciated in this merger as a synergy, and potentially could be, at the end of the day, the most important synergy is actually on the operating business of Semler and re envisioning that under a Strive umbrella, where our largest shareholder and the co founder of Strive is Vivek Ramaswamy, and His background is in the biotech industry, and he is an expert investor in all things medical. And you think about Semler their operating business is preventative healthcare, and their operating business has been historically profitable. It's been challenged recently, losing its largest shareholder with some issues with the political process, and I would say under, mainly under the previous administration. And you can think about this, say, Okay, well, the current administration is really passionate about preventative health care through the MaHA movement, we obviously have insane connections there, and really helping them unlock their current. State, but then potentially, even more importantly, using the vague and his his network, and then even our, one of our board members over at Roy that comes from medical space as well, to give it a broader mandate around preventative health care and and to bring in a new top level management team. And that's not to say that the current management team won't still exist or be part of that in the product under Semler or even part of the broader mandate, but to have a call it Maha Roy vent 2.0 preventative healthcare business that has all these different products underneath it that are all surrounding preventative healthcare, and ultimately monetize that. So it could be a spin off, it could be some, some form of monetization event or Strive, where either Strive is, you know, getting dividends from that, or just as an outright sell or dividend to shareholders. Because ultimately, for us, our, you know, Bitcoin is our hurdle rate for all things capital, you know, capital spending, but we think that we can really quickly and without even my involvement. I'm not an expert. I'm super passionate, actually, about preventative healthcare, but from an investment perspective, that's not my expertise. But when you have people like Vivek and vovik at our company, you can really think about possibilities to create a lot of value, and I think that value obviously would accrue to shareholders on both sides, the Semler shareholders today, the Strive shareholders, and that ability to think about kind of a broader mandate and mission there, plus the Bitcoin side of things, I think where this is a Grand Slam for both shareholders.

Brian Rothenberg  06:38

I guess to follow up on that, when you announced that strategy world about the merger with asset entities, you've mentioned that acquiring public companies trading below basically their net cash was one of the basically Bitcoin accumulation strategies that you guys were looking into that was very prominent in the model. Are you still looking at it that way? Do you look at Bitcoin Treasury companies as bigger opportunities today. Are there other plays that you're looking to make that are, you know, stronger in terms of that? I'm just curious, over the last four months what you've learned in the process, and if anything has changed with that original thesis. I'm sure you know, at the end of the day, you'll be opportunistic where you need to be. But I'm just curious how that might have transformed a little bit in the last few

Matt Cole  07:22

months. Yeah. So, so interestingly, we did, we did turn down one biotech M A opportunity during the pre closed period with asset entities, and the reason being that it would have delayed the close of the initial transaction, which we really wanted to get done as soon as possible. But what's the most important thing that's changed. So So biotech, M and A is still in scope. I would say it's not priority number one or two at the moment. And so given how fast we're moving, that means that it's probably unlikely to be a near term focal point, although I do think that you know, you know additional, you know potential M and A activity in the Bitcoin Treasury space, I would say, is definitely in scope. It takes two to tango, but my view is that there should be substantial additional consolidation in the space, but it takes rational actors thinking clearly on both sides to make a deal. That's a win, win happen. But what I think has become the most important thing that was just outside of imagination for us to have this differentiator when we were on stage of strategy world would be that we would be literally an n of one company with no debt on the balance sheet, with a with a shelf registration. As kind of strategy has moved towards a better preferred equity offering like back in May. That was, you know, part of the conversation. But the conversation a lot of times in the community that we were talking about on the hurl rate and stuff like that, was around a laddered maturity schedule of the converts. And, you know, we were looking at converts, and we turned them down at the time in May, we raised our pipe because the terms just were not good, and we were not comfortable with that, that maturity risk on our balance sheet, but that turned out to be a larger differentiator than we were expecting at the time. I mean, frankly, at the time, I almost viewed it as, like, man, it's a negative. I can't believe I'm turning down convertible notes. Like, I love these convertible notes, but I just, I can't feel comfortable for that, for our shareholders. And what I thought at the time was going to be something that would be perceived negatively. It was a it was a contrarian position, but one, you know, we're not afraid to be contrarian. We're not going to be contrarian for contrarian sake. I'm not afraid to be through the consensus thing or the contrarian thing. It's about being a free thinker. We made that decision, and then that became a huge differentiator for us. And so now you look at strategies to Q presentation and say there's desire to get to a prep only structure 30 to 50% leverage. And you look at like, who can actually do that and Strive has put itself out there, I think, as one of the only, at least in the United States, companies, that can do it. I think, you know, I think met a planet is going to be able to do it in Japan. And. Drive can do it. Strategy is going to take them a couple years. And you know that, to me, that the funny, like, biggest risk for strategy is actually not that they're going to blow up, but that it's hard to get the leverage that they want because of how much Bitcoin man. And so you know, for people that want amplified Bitcoin exposure, if a company can get with a clean balance sheet, to 30 to 50% leverage to press that is a fastest horse that I think, you know, is going to be an extremely attractive, positively convex, amplified Bitcoin equity story. And so that's become, by far the most important thing for us, is to get to that scale and get to that point. And that's, you know, currently the focal point, and it's more important than the biotech M and A, so it might be at the expense of it, or it might be both, depending on, you know, how much, how much we can we can actually get a couple hours of sleep every now and then.

Brian Rothenberg  10:52

I guess, to follow up on that is, you mentioned the shelf registration, and you are a well known, seasoned issuer, which puts you in a different position, I think, than some of the other companies. And I think that that's also something that's not talked about quite as much. And I think in some of your excuse me, your filings with the SEC you talk about, basically, was it a four, $50 billion ATM facility?

Matt Cole
Million. What’s a few zeros amongst friends.

Brian Rothenberg
Sorry, billion. Sorry, oh, million, okay, just give it a few years, right? We'll be talking about billions, you know, in the 2030s but how does that, I guess, set you apart from other company deals, I guess, without getting into specifics, but I remember you once saying that the deal structure you had with this reverse merger was intentional, I think for that reason.

Matt Cole  11:43

Yeah, look, I mean, the the size of the shelf that you can file, it's literally, you can pick any number that you want. So you've seen, you know, other people put 5 billion out there, whatever, whatever number. The reality is more of like, how are you going to manage it? Right? And manage it in a way that actually creates value to common equity shareholders and and as a well known seasoned issuer, like other well known seasoned issuers, like, if you ever to complete a program, you wanted a new program. I mean, that's, that's a like process of a matter of, like, 48 hours or less. So like, you know, I think for us, what we didn't want to do is communicate some size that it's like, we don't even see a volume profile, or that's even something that's in, like, the realm of possibility, and it's more of just, like a like, what are we doing? Are we trying to just, is it a marketing exercise? It's not a marketing exercise for us. It was like something that said, okay, like, we have a lot of things in the hopper. Here. We have our pipe that is, that just closed. We have seven, $50 million warrants. Have, you know, one year expiry. Now we have the Semler potential M and A transaction we have, you know, potential perpetual preferred equity offerings. And so if you just start to pencil in numbers for that, you quickly see potential for Strives, Bitcoin holdings to grow massively, like with almost no ATM issuances. So I don't, I didn't see a need for us to put in place some, you know, multi billion dollar ATM strategy. And really, just to think about it opportunistically. And I mean, you know, obviously we haven't disclosed any ATM usage. I can't really talk about that right now, but just by and large. I mean, you look at the space and the Bitcoin Treasury ecosystem right now, I think, you know, even with strategy itself is in kind of a little bit of like a lull, I would say, like a, like a micro bear market, where, you know, strategy yesterday, just broke down to, like, all time lows relative to Bitcoin for 2025 and so I put out a little post, and I'm going to put some charts up later this this week. But I think there's a a moment in the broader Treasury segment of fear. And like markets operate oftentimes in fear or greed. And as a long term investor, like the time to consider buying or going at the risk spectrum is in times of fear, not in times of greed, but the emotions of people's, you know, investments are to do the opposite, right? And so, you know, look, I'm not going to ever comment on, you know, the price for the price of, like, our security. I can be more of a commentator on, you know, strategy or other companies that are not ourselves. But, you know, I think, I think this is a time across the ecosystem to look for bargains and look to go out the risk spectrum, not the opposite. And that's not to call a bottom period like this. Now you've cut off your hands trying to catch a bottom, but these are times where you want to consider building the risk positions that you want when the moments of greed return. And I think that's something that like long term Bitcoiners, long term investors, understand people that are entering into these markets. And, you know, to be clear, like, like Bitcoin Treasury companies that we know are supposed to trade like amplified, levered Bitcoin so it's like volatility on top of volatility and and I think the quality. The way that these things work is when you smooth out time, right? You zoom out, and they work. And I think that's where I talk a lot about, where people will try to dunk on strategy and say, Oh, well, look at how bad strategies perform versus Bitcoin in 2025 and then my response was, Well, Bitcoin itself is down 26% versus gold in 2025 let's actually zoom out to when strategy started this strategy, and they're up massively versus Bitcoin. And even if the M nav for strategy went down to 1x they would still have outperformed Bitcoin massively. And then people like, well, it doesn't matter if I invest today. And it's like, Look, if you're trying to time your investment on any one year or six month horizon, that is a recipe to get absolutely wrecked, and so it's just not a way that I'm ever going to frame my

Brian Rothenberg  15:49

so it seems like you've been reading the same tweet threads that I have been in, except that they're not so, other than mentioning gold, which I am not into because I'm relatively new to Bitcoin itself, it's exact same conversation I had with somebody yesterday where they just sort of don't want to look at those things. So very interesting there. Going back to one of the other things that you brought up a little bit earlier, but like the the change in investor relation, the revolution in investor relations and those things. I know that Jeff Walton, who's on your team, has talked a little bit about the acquisition of true north over the last couple of weeks, but I'm curious to just hear you talk about that a little bit in terms of what benefits you see true north getting from Strive, what benefits you think Strive will get from true north there. I think Jeff did a great job on the true north podcast on Wednesday night, addressing a lot of those things. But curious, from your perspective, strategically, what you think about that?

Matt Cole  16:41

First off, I need to pay a $1 acquisition.

Brian Rothenberg  16:44

You do, but it needs to be framed. So you got to work on anything.

Matt Cole  16:48

It can't be an old, you know, limp dollar. It needs to be a crisp dollar. So I need to get that frameable. Yes, frameable dollar. But the broader idea here is that when you think about digital, you know, conversations, this isn't about investor relations for Strive it's about actually propping up the industry, because I think education around the industry is so important, and so it's not about telling any of those individuals what to say. It's actually say this, this group of people have had amazing conversations. They've had disagreements, and to actually help elevate that, because when we did the reverse merger with asset entities, they are literally a media platform. There they were most on Instagram and Tiktok and discord. And these are super talented individuals, and say like, No, we actually have a little bit extra resource here. How can we maximally utilize that resource for the industry? And you'll notice in this industry that although we're all fighting for Bitcoin, it's very collaborative across the space, right? And that collaboration is like real collaboration. It's like real friendships, and it's really helping get education out there about strategies. It's not to just say, hey, true north, go out there and just only talk about the bullishness of strategies. And it's actually like to educate, like, how do you think about this stuff as an investor, as it's going so quickly? It's that's where I thought we could be helpful with the true north brand, in a way that, I mean, effectively, cost, Strive, nothing, and then I guess, as if it were to grow from here, you know, with other shows underneath the true north brand, what I really like is, you know, although not everybody on there's a kid like this kid analyst mindset of like, there is a lack of talent in the Bitcoin Treasury space. And I would say the most competitive thing, like, when I'm dealing with some of our competitors, is like, we're trying to hire the same people. And so it would actually benefit all people to, you know, I know people laugh at the term podcaster, but actually to let give people a forum, maybe through some additional challenges, you know, additional shows to, like, prove themselves. And so it's not going to be me telling them at all what to say. It's like, look like you want a Bitcoin job. Go out there, produce great content, show yourself to be an independent minded thinker in a way that another company, whether it's Strive or any of the other Bitcoin Treasury companies, might want, and help elevate the talent in this space. Because I think strategy really wants Strive to succeed, and the other Bitcoin Treasury companies, because if we're blowing up, that doesn't help them, right? Like so we all want each other to succeed. We want the talent level across the ecosystem to level up. And the best way to do that, in my view, is to give people a platform of proving ground to, you know, try to build an audience and get a track record out there of, you know, intelligent thought that might be Bitcoin jobs, and that's what happened in true north. And I think that there's room for that to grow and for almost like no cost under stripe, we could help grow that ecosystem in a way that true north was not going to be able to on its own. Yeah.

Jordy Flournoy  19:55

So if you are listening, go out there make good Bitcoin content. Good Bitcoin. Treasury content and analysis, and we'll bring you on the show. So I think it's a great way for new people to get in the industry that are very passionate about it, that that study and analyze these Treasury companies. We're happy this is the purpose of this show is try to get more voices out there. So Matt, I have a question. I interviewed Eric Semler at strategy world this year when you guys, you know, made a big announcement. And he was talking about through similar journey, even after, when they started buying Bitcoin, they just encountered these tailwinds of, Hey, Elizabeth Warren's going, you know, working with the banks, and part of this operation choke point 2.0 of shutting off access for anything that's Bitcoin related, or trading or cryptocurrency. And then he also mentioned that she had like a double edged sword, which was also going after, you know, Semler and some of the business that they were doing on the medical side, without getting too deep into that side. Do you feel like the vague and his connections, and, you know, his political influence will help unblock some of Semler some similar business. I'm not sure if you've talked about this in detail before, but I do feel like that would be one strategic advantage of having the vague involved would be not to encounter the Elizabeth Warrens or be able to overcome that to make a profitable business.

Matt Cole  21:15

Yes, I think two things are triggered. One, the current administration, without anybody Vivek or anybody already wants to move in a friendly direction, clearly with both Bitcoin, but also preventative health. So like you look at Semler and you say this politically, should be a home run, like they're almost like the N of one company that should be the most positively benefited on all sides of their business from this change in administration. I think the hard part for them is it's like to get in the room to have the right conversation from a place of, you know, mutual respect, of, you know, known people. And I think that's where Strive at large can be very helpful and helping elevate that conversation to the right place. And I think that, you know, it would be shocking to me to have the administration take a negative view on anything regarding what's going on with Semler and and so I think that is that is part of the value add we can have, and then also the broader mandate of the mission. Also, I think, is potentially even a larger value. Add that strike number.

Speaker 4  22:27

Great. Go first.

22:30

Go first.

Brian Rothenberg  22:33

I was going to switch gears a little bit. One of the other things you announced, Matt, when you were doing the reverse merger with asset entities was the 351, exchanges basically being able to give Bitcoin, and especially where you are giving it into the company, not have an unrealized gain in exchange for stock. So I'm curious to ask you how that process went, if there was any thing that you learned about that. But also ask you, kind of more broadly, there are other companies that do different things, like capital B and smarter web with Bitcoin convertible bonds, both of short duration and long duration. And I'm curious what your thoughts are on those products overall, not necessarily in the context of Strive. Yeah.

Matt Cole  23:15

So on 351, I think it's a really innovative way. So I think that to raise Bitcoin. The thing that any bitcoin Treasury company has to deal with is, how do you go from zero to one, right? To elevate yourself to one of the major players in the space? And so that was, and anything we talked about, whether it alpha strategies or anything like, like, we're solving foundational problems, right? Increasing Bitcoin per share in a maximal way, elevating our Bitcoin stack to a place where we can operate efficiency, both with regards to the costs of running the strategy, but also with regards to accessing institutional capital markets like you look at like as an example Capital Group who just became the largest shareholder of meta planet. Well, they have various funds. Their largest fund requires a $6 billion market cap, and that's the one that Mark Casey talks about, right? And so you have to elevate yourself, otherwise you can't unlock the institutional capital that wants to come in the door. So there's a there's a scale component, there's also a Bitcoin per share component, and as you grow, the scale becomes less important, and the Bitcoin per share becomes like the only thing but, but if you start at 100 Bitcoin, like no institution can even buy you, so you forget thinking about a preferred equity instrument. Forget thinking about, you know, a lot of the different things that you might want to do, because you just don't, haven't achieved the scale and any sort of, like, actual talented team you just wouldn't be able to afford. So there's a there's a scale element, right? So that's kind of like the building, the the plane, the engine, as you go right to get to where you want to be, to be a perpetual Bitcoin per share maximizing machine. So that's, I would. Would say, with regards to kind of, you know, how we think about that, with regards to the convertible notes that are, you know, have you know, the Bitcoin risk that some of the European, international companies have done, you know, my, my view is, you know, from a, from a principal perspective, our goal is to maximize positive convexity. And so what I mean by that is that to the upside, that we can have a leverage profile that maximizes Bitcoin per share increase period. And I think a lot of the innovative approaches that have been done in the space can, and I think convertible notes are part of this. Do not do that as well as perpetual preferred equity instruments. And so I would say that on that so like, but to say that like, it's not that it's bad, if you think about as an example, traditional hedge funds or funds, there's literally 1000s of different risk reward profiles that are going to be appealing to different investors that have different risk return objectives, right? And so there are investors that might prefer that, hey, in the downside scenario, the risk is quarantined, right to that the fact that these are Bitcoin denominated instruments, and this has a certain risk return profile, like you look at other companies that might be selling covered calls. I'm not 100% against that, but I think it's something that's not desirable if you can avoid it, because when you sell covered calls, you ultimately are reducing the upside positive convexity. And I think when you look at Bitcoins, historical returns, like you don't want to dampen the return on the days that you just see it green and shoot up right, like you want 100% of that upside and so you can monetize it. But like, if you look at as an example, ETFs, that write covered calls, they generate great income, but it's at the expense of total return, like they actually like a covered call, s and p5 100 strategy will drag just a pure play s and p5 100 strategy. And so what we're trying to do is be the fast engine, the one that is not giving up an iota of upside, but then also managing our risks to the downside in ways that don't, um, dampen convexity, I think is one of the best positively convex assets ever in Bitcoin.

Avi Mash  27:29

Yeah, last question, too. And I was just looking up the quote to make sure I had to had it right. Uh, as a stat, roughly half of the s, P's, 500 total returns come from just 10 of the best days. So to your point earlier. You know, it's about timing the market. It's time in the market. Is the famous phrase I want to like phrase in the correct way. I know you can obviously talk about and you guys are certainly not alone. As you mentioned when we started the podcast, a lot of the Treasury company stocks have been under pressure. You know, a lot of noise comes from that you're putting yourself out here, coming on podcasts like ours. How do you like work with the shorts the critics that are hammering share price, and I'm sure you've talked with other CEOs of treasury companies as well. But how do you like filter out some of that market chatter and stay focused on building a long term company and value for shareholders?

Matt Cole  28:19

Yeah, I think communications in these times. I mean, it's, if you talk to any PR person, it would tell you, you know, when, when stock price is going down. Just don't go out there, don't talk to the market, and then go out there and talk to the market. And times are good. But, you know, I laid this out with regards to, you know, strategy, although I can't, you know, talk about the short term price dynamics of our own company. Other than to say obvious, the obvious, which is that, you know, the technical picture of a pipe unlocking is complex. It doesn't have to go anyway, but you've seen how it's gone with others. And just to say like, but then also, sometimes it doesn't to say, look like, that's a complex situation. I think it's reasonable for people to say, they want to, they want to wait. But our fundamental picture is extremely strong, right? You look at the debt free capital structure, you look at the fact that we just are announced, the definitive agreement one week later, with Semler like this team is rocking and rolling. So a great fundamental picture, with intent ambitions to get a preferred equity instrument out there. And then, you know, with the broader backdrop of the Bitcoin Treasury segment and kind of a mini bear market that you know as a long term investor, that's a time where, generally speaking, you want to be allocating to risk, whether that risk is Bitcoin or mstr going out the risk spectrum, which mstr just broke to a yearly low versus Bitcoin. And so that's when you get all the haters dunking on strategy and saying, look at how bad it says, zoom out. Look how well it's performed over years. Right for people that aren't used to the volatility of something that is literally designed to be amplified Bitcoin, that is, I think it's, it's imperative for me, as someone that is structurally bullish on both Bitcoin and Bitcoin Treasury companies, to say, Look, you need to zoom out. Out and and if you zoom out, this is if you're thinking about, like, you know, basically like trying to x sell your Bitcoin or sell or sell your shivs. Right now, I think you've you either over allocated or you're thinking in the wrong time framework, and that you're likely, from an investment perspective, over the long run, with that kind of a mindset, to get wrecked. And I don't want people to get wrecked. I want people to have, you know, good long run returns. And, you know, having been a long time bitcoiner and gone through numerous cycles, I think it's important to be out there when people's emotions are high amongst the space. And have, you know, likely, a lot of them, have you know, had some of their net worth go down for this to say, hey, like, you're not just going to see me walk away when, you know, times aren't, you know, great like, and you're also not going to see me like, sitting here like, you know, with pumping my hands in the air when things are, you know, super good. Like, we're thinking about this from the perspective of years, of decades of building a perpetual, amplified Bitcoin machine, and you need someone level headed throughout all those scenarios, right? And I think that's extremely important. So that's kind of part of the reason that you'll never see me just go silent, regardless of, you know, number go up or number go down, with Bitcoin or strategy or our own equity.

Jordy Flournoy  31:24

So Matt, we can't have coal macro. Come on and not ask you about the macro landscape. We don't need a price prediction for tomorrow. But what's your overall feeling? Price cuts, you know, rate cuts from last week over you know, but prices are down this week. What are you thinking right now?

Matt Cole  31:43

Yeah, so I think, I think rates have room to go lower. I think that both AI, while it's going to be really good, I think for the economy, for corporate profits, for business, it's going to generate a weak job market. And I think it'll, over the long run, keep inflation contained, although in the short run, you know, these data centers aren't built yet. There's all this demand for for, you know, AI compute, and there's not enough supply. So maybe some short term inflation pressures. But I think inflation pressures over the medium term are going to be lower than what I might have previously expected just from the debt crisis. So, you know, I think, I think that will give some downward momentum for rates. I think it'll be a good story for equities. I think it's going to be great story and macro backdrop for Bitcoin. I think Bitcoin is going to be a major, major winner, and that could be in 2025 I think it's likely to be in 2026 but I don't think that we've even seen this bull market start yet. And I think that that's, you know, even though it's kind of been a crabby 2025 it's crazy to say with Bitcoin above $100,000 but the reason I would say that is in the most important chart to watch there is Bitcoin versus gold. That Bitcoin has not broken out to a new all time high versus gold since 2021 but it's also within, you know, earshot of that high. It's kind of underperformed recently, but if that breaks out, that's where I think you start to see true euphoria kick into the market as it as it moves into new all time highs, and probably goes pretty quickly as that's happening. And I think that's also a scenario where, if you had to having guess, like, when is the scenario where you start to see Bitcoin Treasury companies, the statement really rip. It's there. But even with that statement now, it would be the time where I think you'd want to position for that if you think that's actually going to happen, not as it's happening and the companies are substantially more expensive.

Jordy Flournoy  33:39

Yeah, Silver's on the move today. So that could be the second mover. Bitcoin might be the third

33:44

mover. Yes,

Avi Mash  33:47

thanks. Thanks so much for coming on. We'll have to have you on back as always, no financial advice on here, just providing entertainment and access to some of the Treasury company CEOs. So Matt, really appreciate it, and I have a great weekend.

34:03

Damn Thank you man. See ya amazing. I think.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in

Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.